January 7, 2015

Deborah D. Skeens
Senior Counsel - Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629
Phone: 202-551-6776
Fax: 202-772-9285
Email: skeensd@sec.gov

Re:	ALTMFX Trust File Nos. 333-198183; 811-22989

Dear Ms. Skeens:

On October 8, 2014, ALTMFX Trust, formerly known as ALTX Trust ("Registrant"), filed Pre-Effective Amendment Number 1 ("PEA 1") to the Registrant's Registration Statement on Form N-1A with the Securities and Exchange Commission (the "SEC") (accession number 0001435109-14-000702) to reflect: 1) a revised prospectus and statement of additional information ("SAI") for the Castlerigg Equity Event and Arbitrage Fund, the initial series of Registrant (the "Castlerigg Fund"); 2) an initial prospectus and SAI for the NP Strategic Municipal Fund, a new series of Registrant (the "NP Fund"); and 3) a letter responding to comments Registrant received from the SEC staff via a letter dated September 15, 2014 (the "Staff") to its Registrant Statement.

Below is a summary of the Staff comments provided on Friday, November 21, 2014 regarding the October 8, 2014 EDGAR correspondence filing. Defined terms used below have the same meanings as in each of the Castlerigg Fund's and the NP Fund's respective prospectus and SAI. The changes to each of the Castlerigg Fund's and the NP Fund's respective prospectus and SAI as described below have been incorporated in a pre-effective amendment, which is expected to be filed concurrently with this letter, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; (3) Staff action in declaring the Registration Statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement and (4) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Comment 1. General

We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

Response 1. Registrant has revised the Registration Statement to include the disclosures previously left blank. Certain previously omitted exhibits are filed concurrent herewith.

Comment 2. NP Fund - Expense Example

a. Please confirm supplementally that the fee waiver/reimbursement described in footnote 2 to the Fee Table is reflected in the Expense Example only for the term of the waiver.

Response 2(a). Registrant confirms that the waiver described in footnote 2 to the Fee Table is reflected in the Expense Example only for the term of the waiver and has added disclosure to that effect in the Expense Example.

U.S. Securities and Exchange Commission
January 7, 2015

b. Please note that the fee waiver/reimbursement agreement described in footnote 2 to the Fee Table can only be reflected in the Fee Table if it will reduce Fund operating expenses for no less than one year from the effective date of the Registration Statement. See Item 3, Instruction 3(e) of Form N-1A.

Response 2(b). Registrant confirms that the waiver described in footnote 2 to the Fee Table will reduce Fund operating expenses for no less than one year from the effective date of the Registration Statement.

Comment 3. NP Fund - Principal Investment Strategies

a. Please clarify how the Fund will comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Names Rule"), if derivatives are included in the Fund's 80% investment policy. Please reference Rule 35d-1(a)(4), which requires a Fund with a "name suggesting that the Fund's distributions are exempt from federal income tax... (i) To invest, under normal circumstances, at least 80% of the value of its [a]ssets in investments the income from which is exempt, as applicable, from federal income tax...; or (ii) To invest, under normal circumstances, its [a]ssets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax..."

Response 3(a). Registrant has revised the disclosure to exclude derivatives from the Fund's 80% investment policy.

b. Please add disclosure to define "alpha".

Response 3(b). Registrant has revised the disclosure consistent with the Staff's comment.

Comment 4. NP Fund - Principal Risks

Please include a brief example to explain the concept of duration in the Item 9 "Duration Risk" disclosure.

Response 4. Registrant has revised the disclosure consistent with the Staff's comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (207) 347-2049. Thank you.

Respectfully,

/s/ Vicki Horwitz
Vicki Horwitz
Secretary to ALTMFX Trust

cc: Stacy L. Fuller, Esq.
K&L Gates LLP